

June 19, 2009

*By U.S. Mail and Facsimile to: (610) 668-1185*

Robert A. Kuehl
Chief Financial Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, PA  19072

> **Re:** **Royal Bancshares of Pennsylvania, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-26366**

Dear Mr. Kuehl:

We have reviewed the above referenced filings and related materials and have the following comments.  Where indicated, we think your documents should be revised.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1B.  Unresolved Staff Comments, page 24

1. We note that you did not have any unresolved comments from the Commission staff at the time the Form 10-K was filed.  In future filings, please change the

heading of this item to correspond with the heading in Form 10-K and follow the disclosure instructions.

Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Securities Authorized for Issuance Under Equity Compensation Plans, page 26

2.      In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5.  See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit Quality, page 49

3.      We refer to the "Transfers to OREO" column totaling $9.2 million in the table on page 53 showing quarterly changes in non-accrual loans for the year ended December 31, 2008.  We also note the Form 10-Q for the period ended March 31, 2009 shows Other Real Estate Owned increased to $20.2 million as of March 31, 2009 compared to $10.3 million as of December 31, 2008.  Considering the significant increases in Other Real Estate Owned, please provide us supplementally and include in future interim and annual filings the following information:

   • A roll-forward analysis of the changes in this account and how they relate to the collateralized loans that were impaired for these fiscal periods.

   • Disclose how the Allowance for Loan Losses was affected for the writedowns on the collateralized loan prior to the transfer to Other Real Estate Owned.

Item 8.  Financial Statements and Supplementary Data

Financial Statements for the Year ended December 31, 2008

Note A.19, Variable Interest Entities ("VIE"), page 82

4.      We refer to your investment of $6.6 million in the Royal Scully Associates Partnership for which you recorded impairment charges of $8.5 million in 2007 and $1.5 million in 2008 and to which you made two mezzanine loans totaling $9.2 million.  Please tell us and discuss in future filings how you considered any impairments with respect to these two loans considering your statement that as of December 31, 2008 the Partnership projects insufficient sales to repay a portion of

the mortgages payable by mid 2009, has a net capital deficiency and their 2008 financial statements were prepared with a going concern emphasis paragraph.

Note C, Investment Securities, page 88

5.      We note your disclosure on page 91 that you did not consider your investments in preferred and common stock to be other than temporarily impaired at December 31, 2008, since the Company had the ability and intent to hold these investments until a recovery of fair value.  The unrealized losses on these investments were $8.9 million at December 31, 2008.  We further note your disclosure on page 11 of your Form 10-Q for the period ended March 31, 2009, that the Company recorded an impairment charge to earnings of $3.1 million in the first quarter of 2009 due to the length of time and/or the severity of the loss position of these securities.  Please address the following:

- Supplementally tell us what specific facts changed between the filing of your Form 10-K for the year ended December 31, 2008 and the date on which you recorded the $3.1 million other than temporary impairment charge with respect to these equity securities;

- For those securities with significant duration and severity of temporary impairment at the end of the period presented, tell us and revise future filings to provide an enhanced discussion of the specific securities impaired, the analysis performed and specific factors considered in reaching a conclusion that an other than temporary impairment had not occurred.  Specifically tell us how you determine ability and intent to hold until a recovery in fair value; and

- For those securities for which an other than temporary impairment was recognized, tell us and revise future filings to provide an enhanced discussion of the specific securities impaired, the analysis performed and related reasons for the impairment recognition in the current period especially as compared to similar securities for which an other than temporary impairment was not recognized, to the extent applicable.

6.      We refer to the copula method used to determine the value of the CDOs, which you state is a market standard valuation model that depends on the correlated default events of the obligors within the underlying collateral pool.  Please tell us and in future filings provide the following information:

- Tell us how the Company determined the validity and appropriateness of the various assumptions and input data used that were considered indicators of defaults in future periods.

- Discuss any procedures to periodically update the assumptions and input data used to determine the expected default rate considering the current volatility of the financial and insurance markets in you have the CDO pools.

- Tell us whether and how you consider cash flow analysis in determining the fair value of these securities and in assessing other than temporary impairment.

Note N, Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk, page 109

7.  We refer to the table on page 111 of financial assets measured at fair value on a nonrecurring basis that shows impaired loans for $56.5 million as Level 3 valuations.  Please tell us and discuss in future filings the following:

- Where you have recorded the valuation basis for the remaining $29.3 million of impaired loans.  Refer to Note D, Loans and Leases on page 94 that states total impaired loans for 2008 were $85.8 million.

- Provide similar disclosure with respect to Note 11, Fair Value of Financial Instruments on page 17 of the Form 10-Q for the period ended March 31, 2009 which shows in the table Impaired Loans of $38 million as compared to total impaired loans of $70 million as stated in the "Credit Risk Management" section on page 36.

- The reasons why you have not included in this table Other Real Estate Owned totaling $10.4 million as of December 31, 2008.

- Consider in your response whether management uses updated appraisals to determine the fair value of OREOS.  Refer to Note A.6, Other Real Estate Owned on page 78 that states subsequent to foreclosure management performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell.

Item 10. Directors, Executive Officers and Corporate Governance

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

8.  Please revise to disclose how the Compensation Committee made the determination to grant stock options in 2008 under the long term incentive plan and how the amounts awarded were determined.  See Items 402(b)(1)(v) and

402(b)(2)(v) of Regulation S-K.

9.      We note that Mr. Campbell resigned and retired as president and chief executive officer on December 24, 2008.  It appears that Mr. Campbell was not involuntarily terminated nor did he voluntarily terminate his employment for good cause.  Please revise to disclose the basis for the determination to pay Mr. Campbell a lump-sum cash payment of $2,119,730 in consideration of the cancellation of his employment agreement.

10.     Please explain to us why the Compensation Committee's determination in 2006 to exempt Mr. Campbell from the caps under the supplemental employee retirement plan was not disclosed to shareholders until the filing of your proxy statement for the 2009 annual meeting.  Please explain to us why the "SERP Participation Agreement" was never reported on Form 8-K and has never appeared in your Exhibit Index.

11.     Please revise to disclose which of the payments shown in the potential payments upon termination or change of control table on page 32 you are prohibited from making pursuant to Section 111 of the Emergency Economic Stabilization Act of 2008.

12.     We note that the compensation committee utilizes benchmarking to assist it in setting executive compensation levels and it appears that benchmarking is used to set director compensation levels.  We also note that your executive officers who are directors receive fees and other compensation for their service as directors.  Please revise to disclose whether this is common practice among the companies that comprise your peer group.  In addition, to the extent peer group benchmarks were deviated from in setting compensation, so state and state the reasons for such deviation.

Beneficial Ownership – Compliance, page 37

13.     We note that on May 21, 2008, Robert Richards, Jr. was elected to your board of directors.  We also note that to date Mr. Richards has not filed a Form 3 or any other Section 16 filing with respect to his beneficial ownership of your securities.  Please revise your disclosure to specifically state that Mr. Richards has failed to file a Form 3.  Also revise your disclosure to specifically provide the information required by Item 405 of Regulation S-K with respect to Mr. Goldstein's late Form 4.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Interest of Management and Others in Certain Transactions, page 38

14.     We note your disclosure that banking transactions with directors, officers, principal shareholders and their associates involve substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with others.  Please confirm that the banking transactions described involve indebtedness and that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 122

15.     Revise this section and your Exhibit Index to include all of the exhibits required by Item 601 of Regulation S-K.  In this regard, we note the absence of your long term incentive plan and Mr. Kuehl's employment agreement.

Signatures

16.     We note that Mr. Kuehl has signed the Form 10-K as an authorized signatory for the company but has not signed in his official capacities as principal financial officer and principal accounting officer as required by General Instruction D to Form 10-K.  Please make sure all future filings include the proper signatures.

Exhibits 31.1 and 31.2

17.     We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  In particular, titles of the executive officers have been included at the beginning of the certifications, the word "annual" has been added to paragraph 2 and the language "(or persons performing the equivalent functions)" has been deleted from paragraph 5.  In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Form 10-Q for the period ended March 31, 2009

Note 5, Investment Securities, page 10

18.    We refer to the Corporate Bonds with gross unrealized losses of $8.1 million of which $3.4 million have occurred for more than twelve months.  Please tell us and discuss in future filings why you relied more on the "consensus analysts earnings projections for 2009 and 2010" and not on the below investment grade ratings from the rating agencies based on their 2008 financial statements to conclude that there were no other-than-temporary impairments on these corporate bonds.  Explain if this valuation methodology is consistent to that which you have used to determine other-than-temporary impairments to corporate bonds in prior periods.

19.    We refer to the trust preferred securities from individual institutions that have total unrealized losses of $8.9 million at March 31, 2009 of which you state only $300,000 have occurred for more than twelve months.  Please provide us with the following information:

- Tell us why there has been no change in total unrealized losses of twelve months or more for the trust preferred securities since December 31, 2008 considering they were also $300,000 as of that date.

- Provide us with a full detailed analysis of the securities' impairment as of December 31, 2008 and March 31, 2009 that addresses the following:

    o  Identifies all available supporting evidence of fair value;

    o  Explains the relative significance given to each type of evidence; and

    o  Identifies the primary evidence on which you relied on to support a realizable value equal to or greater than the carrying  value of the investment.

Note 12, Real Estate Owned via Equity Investment, page 20

20.    We refer to the statement that the Company used the two month period ended February 28, 2009 to consolidate the financial statements of the Partnership for the three-months ended March 31, 2009.  Please tell us and discuss in future filings your basis for not consolidating the financial statements for the month of March 2009.  Explain if this practice is consistent with that used in prior fiscal periods.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,


Kathryn McHale
Staff Attorney